04047884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

BEST AVAILABLE COPY

P.E. 12-31-03

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number: 000-24187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Hudson River Bank & Trust Company
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Hudson River Bancorp, Inc.
One Hudson City Centre
Hudson, New York 12534

Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

1) Audited statements of net assets available for plan benefits as of December 31, 2003 and 2002, as filed under the Employees Retirement Income Security Act of 1974, as amended ("ERISA")
2) Audited statements of changes in net assets available for plan benefits for the years ended December 31, 2003 and 2002, as filed under ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Hudson River Bank & Trust Company
401(k) Savings Plan

Date: October 27, 2004

By: ______________________
Carl A. Florio
President and Chief Executive Officer

Date: October 27, 2004

By: ______________________
Timothy E. Blow
Chief Financial Officer

EXHIBIT 99.1

CERTIFICATION

Each of the undersigned hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Hudson River Bancorp, Inc. (the "Registrant"), that, to his knowledge, the Annual Report for the Hudson River Bank & Trust Company 401(k) Savings Plan on Form 11-K/A for the period ended December 31, 2003, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the consolidated financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.

Date: October 27, 2004

Carl A. Florio
President and Chief Executive Officer

Date: October 27, 2004

Timothy E. Blow
Chief Financial Officer

HUDSON RIVER BANK & TRUST COMPANY 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

TEAL
BECKER
& CHIARAMONTE
CPAs, P.C.
7 Washington Square
Albany, New York 12205
518·456-6663
FAX: 518·456-3975
www.tbccpa.com

Joseph A. Carioto, CPA
John A. Chiaramonte, CPA
Katharine K. Doran, CPA
James W. Drislane, CPA
Robert H. Kind, CPA
Pasquale M. Scisci, CPA
John R. Teevan, CPA
Kevin B. Tully, CPA

To The Plan Administrator of
Hudson River Bank & Trust Company
401(K) Savings Plan
Hudson, New York

Independent Auditors' Report

We have audited the accompanying statement of net assets available for benefits of Hudson River Bank & Trust Company 401(K) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Hudson River Bank & Trust Company 401(K) Savings Plan as of December 31, 2002 were audited by other auditors whose report dated June 27, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hudson River Bank & Trust Company 401(K) Savings Plan as of December 31, 2003, and changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year referred to as "supplemental information" is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teal Becker & Chiaramonte CPAs P.C.

Albany, New York
September 24, 2004

HUDSON RIVER BANK & TRUST COMPANY
401(K) SAVINGS PLAN

Statements Of Net Assets Available For Benefits

December 31

	2003	2002
Assets:		
Investments, at fair value (Note 3):		
Investments	$ 17,207,097	$ 12,112,346
Participant loans	642,645	497,997
Cash	427,198	27,382
Total assets	18,276,940	12,637,725
Liabilities:		
Refundable contributions	15,023	-
Other liabilities	4,126	-
Total liabilities	19,149	-
Net Assets Available For Benefits	$ 18,257,791	$ 12,637,725

The accompanying notes are an integral part of these financial statements

HUDSON RIVER BANK & TRUST COMPANY
401(K) SAVINGS PLAN

Statements Of Changes In Net Assets Available For Benefits

For The Years Ended December 31

	2003	2002
Additions to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (Note 3)	$ 4,915,543	$ (898,479)
Interest income	35,910	42,462
Total investment income (loss)	4,951,453	(856,017)
Contributions:		
Participants	840,417	696,331
Employer	381,231	289,928
Rollovers	240,983	48,932
Total contributions	1,462,631	1,035,191
Total additions	6,414,084	179,174
Deductions from net assets attributed to:		
Benefits paid to participants	771,579	1,131,354
Administrative expenses	22,439	8,383
Total deductions	794,018	1,139,737
Net increase (decrease) in net assets available for benefits	5,620,066	(960,563)
Net assets available for benefits - beginning	12,637,725	11,598,849
Net assets transferred from Mohawk Community Bank 401(K) Savings Plan (Note 5)	-	1,999,439
Net Assets Available For Benefits - Ending	$ 18,257,791	$ 12,637,725

The accompanying notes are an integral part of these financial statements

Note 1: Description Of Plan

The following description of Hudson River Bank & Trust Company 401(K) Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General - The Hudson River Bank & Trust Company 401(K) Savings Plan (the Plan) was established to provide retirement benefits for employees of Hudson River Bank & Trust Company (the Company). Eligible employees become participants in the Plan following a one year period of service and attainment of age 21, as defined in the Plan Agreement. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute not less than 1% or more than 15% of annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Each year, the employer will contribute to the Plan a matching contribution equal to 50% of the amount of the salary reduction the participant elects to defer for salary deferrals up to 6% of payroll compensation considered.

Participants' accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, plus plan investment earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. That portion of the participant's account attributable to employer contributions vest ratably over five years of service. Participants' accounts become fully vested upon attainment of the normal retirement age of 65, early retirement age of 60 with five years of service or the sum of the participant's attained age and vested service equal or exceeds seventy-five years, or in the event of death or total disability.

Payment of benefits - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or elect to receive installments over a period not to exceed twenty years.

Participant loans - Participants may borrow from their fund accounts. The loans must be adequately secured and made in accordance with the terms of the Plan. Principal and interest is paid with even payments to be made not less frequently than quarterly.

Plan termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 2: Summary Of Significant Accounting Policies

Investment valuation and income recognition - The accompanying financial statements are presented on the accrual basis of accounting. The Plan's 2003 investments are stated at fair value (quoted market prices on the last business day of the Plan year). Interest and dividend income is recorded on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis with the gain or loss based upon the actual cost of the securities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3: Investments

The following table presents the fair values of investments at December 31 including those investments that represent five percent or more of the Plan's net assets available for benefits.

	2003	2002
Investments at fair value:		
Common stocks:		
Hudson River Bancorp.	$ 9,799,613	$ 5,861,345
Mutual funds:		
ABN AMRO Growth Fund	1,989,404	-
Other	1,548,127	547,439
Oak Mark Fund - Harris Assoc.	1,417,770	-
Pimco Total Return Administrative	1,364,077	-
Columbia Acorn Fund	1,088,106	-
RSI Retirement Trust Core Equity	-	1,893,862
RSI Retirement Emerging Growth	-	779,628
RSI Retirement Value Equity Fund	-	1,118,678
RSI Retirement Managed Fund	-	840,769
RSI Retirement Short-Term Investment	-	1,070,625
Total mutual funds	7,407,484	6,251,001
Participant loans	642,645	497,997
Total Investments	$17,849,742	$12,610,343

During the years ended December 31, 2003 and 2002, the Plan's investments (including investments bought, sold and held during the years) appreciated (depreciated) in value by $4,915,543 and $(898,479), respectively, as follows:

Note 3: Investments (Continued)

Net Appreciation (Depreciation) In Fair Value

	2003	2002
Common stocks	$3,749,013	$ 463,921
Mutual funds	1,166,530	(1,362,400)
Net Appreciation (Depreciation) In Fair Value	$4,915,543	$ (898,479)

Note 4: Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5: Plan Merger

The Hudson River Bank & Trust Company adopted a plan to merge the Mohawk Community Bank 401(K) Savings Plan into the Hudson River Bank & Trust Company 401(K) Savings Plan effective April 1, 2002. All assets and liabilities of the Mohawk Community Bank 401(K) Savings Plan were merged into the Hudson River Bank & Trust Company 401(K) Savings Plan. Net assets transferred amounted to $1,999,439.

Note 6: Excess Contributions

Contributions received from participants for 2003 are net of payments of $15,023 made by March 15, 2004 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

Note 7: Related Party Transaction

Certain fees for administrative services may be paid by the Company.

Note 7: Change In Presentation

Certain items in the December 31, 2002 financial statements have been changed to conform to the December 31, 2003 financial statement presentation. These changes had no effect on net assets available for benefits or changes in net assets available for benefits.

SUPPLEMENTAL INFORMATION

Schedule I

HUDSON RIVER BANK & TRUST COMPANY
401(K) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule Of Assets Held For Investment Purposes At End Of Year

December 31, 2003

(b)	(c)	(d)	(e)
Schwab Instl Advantage Money Fund	Money Market	$ 427,198	$ 427,198
Total Money Market		427,198	427,198
Hudson River Bancorp	Common Stock	3,898,884	9,799,613
Total Common Stock		3,898,884	9,799,613
ABN Amro Growth Fund CL N	Mutual Fund	1,714,110	1,989,404
Oakmark Fund - Harris Assoc	Mutual Fund	1,180,460	1,417,770
Pimco Total Return Administrative	Mutual Fund	1,361,051	1,364,077
Columbia Acorn Fund CL Z	Mutual Fund	779,714	1,088,106
Gartmore Morley Stable Value	Mutual Fund	807,087	836,173
Artisan International Fund	Mutual Fund	196,957	244,822
Vanguard 500 Index Fund	Mutual Fund	155,990	181,840
Dodge & Cox Balanced FD	Mutual Fund	62,546	71,546
Heartland Value Fund Inc	Mutual Fund	57,935	63,018
Navellier Mid Cap Growth	Mutual Fund	45,921	49,553
Lord Abbett Mid Cap Value Fund	Mutual Fund	37,884	45,662
Dreyfus Midcap Index Fund	Mutual Fund	33,391	38,375
Ariel Fund	Mutual Fund	13,525	17,138
Total Mutual Funds		6,446,571	7,407,484
Participant Loans	4.88% - 5.25%	-	642,645
Total Investments		$ 10,772,653	$ 18,276,940

(b) Identity of issue, borrower, lessor, or similar party

(c) Description of investment

(d) Cost

(e) Current value